AMENDMENT TO AMENDED AND RESTATED BYLAWS
                                       OF
                           JACKSONVILLE BANCORP, INC.

                                   ARTICLE III

                               BOARD OF DIRECTORS

                                      * * *

      SECTION 4. REMOVAL OF DIRECTORS.

Directors may be removed:

      (a) for any reason by a vote of the shareholders owning a majority of the shares then entitled to vote at an election of directors;

      (b) as required by applicable federal or state laws and regulations or the guidelines of any bank regulatory authority; or

      (c) to the extent permitted by law, for cause, by a vote of not less than a majority of the disinterested directors entitled to vote, at a meeting noticed and called expressly for that purpose. The term "cause" is defined to mean the commission of an act of willful misconduct, self-dealing, malfeasance, gross negligence, personal dishonesty, breach of fiduciary duty involving personal profit, intentional failure to perform stated duties, or willful violation of any law, rule or regulation (other than traffic violations or similar offenses). For purposes of this Section, a "disinterested director" is defined to be a director who is not the subject of the removal action.

      (d) by mandatory retirement at the Company's Annual Meeting immediately following his or her 72nd birthday. For purposes of this Section, mandatory retirement shall exclude all directors as of the date of this amendment.